                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-14443
CUSIP NUMBER    940901 200

(Check One):  /X/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: October 31, 1996

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


WASTE TECHNOLOGY CORP.
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Full Name of Registrant


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Former Name if Applicable

5400 RIO GRANDE AVENUE
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Address of Principal Executive Office (Street and Number)

JACKSONVILLE, FLORIDA 32254
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to complete financial statements in time to file by January 29, 1997 filing date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Morton S. Robson                         (212)          949-1860
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             WASTE TECHNOLOGY CORP.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 1997                               By /s/ Morton S. Robson
                                                        Executive Vice-President
                                                        Secretary

         In fiscal 1995 the Registrant's earnings were $0.33 per share. In fiscal 1996 it is anticipated that there will be a loss of $0.20 per share. In fiscal 1996, the primary cause of the Registrant's loss were the operating losses of the Registrant's new subsidiary, International Press and Shear Corp. ("IPS"), which was formed in June, 1995 and did not commence operations until March, 1996. The operations of all other subsidiaries of the Registrant, however, resulted in a net operating profit. The Registrant also set up a reserve of $49,840 for the balance of a real estate venture receivable which it now deemed uncollectible. Finally, due to the loss in 1996, the Registrant reversed a deferred tax asset set up in 1995 in the amount of $413,000.

         The losses of IPS were the result of start-up costs and the significant drop in corrugated board and paper prices in the recycled products market. IPS operations are now running efficiently and have been reduced to a level which is commensurate with sales levels anticipated in view of current market conditions. It is the objective of the Company to get IPS to a profitable or near break-even level by the end of 1997.